MANAGEMENT DISCUSSION & ANALYSIS

March 31, 2016

May 5, 2016

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of Oncolytics Biotech Inc. as at and for the three months ended March 31, 2016 and 2015, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2015. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2016 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for, and availability of, funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN® and future expense levels being within our current expectations.
Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are based on assumptions, projections, estimates or expectations of management at the time to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.
REOLYSIN® Development Update For 2016

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN® supply, and our intellectual property.

Clinical Trial Program

Our overall clinical program is made up of a registration program that currently includes muscle-invasive bladder cancer and glioma cancer (our "Registration Program"), six randomized Phase II clinical trials (our "Randomized Program"), a checkpoint inhibitor study and five other investigative clinical trials for a total of 12 clinical trials. During the first quarter of 2016, we commenced enrollment in our checkpoint inhibitor study investigating pembrolizumab (KEYTRUDA®) in combination with REOLYSIN® and chemotherapy in patients with advanced pancreatic adenocarcinoma and reported data from our randomized phase 2 ovarian clinical trial.

Checkpoint Inhibitor Program

During the first quarter of 2016, we announced that the first patients had been treated in our Phase 1b study of pembrolizumab (KEYTRUDA®) in combination with REOLYSIN® and chemotherapy in patients with advanced pancreatic adenocarcinoma. This study is enrolling patients 18 years or older with histologically confirmed advanced or metastatic pancreatic adenocarcinoma who have failed, or did not tolerate, first line treatment. It is an open-label Phase Ib trial designed to determine the safety and dose-limiting toxicities of REOLYSIN® and chemotherapy (gemcitabine or irinotecan or fluorouracil, at the treating physician's preference) in combination with pembrolizumab. Secondary endpoints include overall response rate and progression free survival by immune-related response criteria; overall survival; and effects of REOLYSIN® and pembrolizumab when administered in combination as determined by analysis of pre- and post-treatment treatment biopsies and blood-based immune markers. Following an initial six to nine patient safety run-in, up to an additional 15 patients may be enrolled for further evaluation of safety and efficacy.

Randomized Program

We continue to progress through our Randomized Program that includes six randomized Phase II clinical trials investigating lung, ovarian, colorectal, pancreatic, prostate, and breast cancers and is currently in varying stages of enrollment. The objective of our Randomized Program is to examine the potential efficacy of REOLYSIN® over multiple indications in a randomized setting to determine which indication may be most susceptible to REOLYSIN® therapy, which predictive biomarkers can possibly be used, and the registration path for product approval. The randomized clinical trials included in our Randomized Program do not pre-screen patient tumors for certain biomarkers, but are considered "all comer" trials with respect to the histology of the patients' tumors. The primary objective for each of the randomized clinical trials within our Randomized Program is an analysis of progression free survival along with an analysis of overall survival as a secondary endpoint comparing the control and test arms within each trial. As well, each randomized clinical trial includes other multiple secondary endpoints dependent on the particular cancer indication, but in all cases includes an analysis of molecular factors that may be predictive of response (biomarker analysis). The National Cancer Institute of Canada ("NCIC") Clinical Trials Group sponsor our randomized Phase II colorectal, lung, prostate, and breast cancer trials. The US National Cancer Institute ("NCI") sponsor our randomized Phase II ovarian and pancreatic cancer trials.

We believe that as we progress through our Randomized Program we will develop a scientific understanding of REOLYSIN that will include which cancer indications should be pursued in a Phase III setting, if progression fee survival is a reasonable proxy for overall survival and which predictive biomarkers should be used for screening patients.

Randomized Program - Clinical Trial Results

During the first quarter of 2016, we announced an update to our randomized Phase II clinical trial investigating REOLYSIN® in combination with paclitaxel in patients with ovarian cancer (GOG-0186H). The study is being sponsored by the NCI and the update included data from a Gynecologic Oncology Group ("GOG") study summary report and followed a presentation made by the principal investigator regarding the study at the Society of Gynecologic Oncology's Annual Meeting on Women's Cancer which ran from March 19-22 in San Diego, CA.

Response Using CA-125 Measurements by Treatment Among all Patients

CA-125 Response	Paclitaxel	Paclitaxel+REOLYSIN®	Total
Full Response	1 (1.85%)	5 (9.26%)	6
Partial Response	9 (16.67%)	7 (12.96%)	16
Stable Disease	3 (5.56%)	12 (22.22%)	15
Progressive Disease	0 (0.00%)	2 (3.70%)	2
Indeterminate	16 (29.63%)	13 (24.07%)	29
Not Evaluable	25 (46.30%)	15 (27.78%)	40
Total	54	54	108

We performed an intent-to-treat analysis of tumour response, as assessed by CA-125 antigen levels, which showed statistically significantly higher full response rates and stable disease or better rates in the test arm versus the control arm. The rate of full responses in the test arm was 9.26%, compared with 1.85% in the control arm (p = 0.0196). The rate of stable disease or better in the test arm was 44.44%, compared with 24.08% in the control arm (p = 0.0096). The response rates were defined using a modified Rustin's criteria. CA-125 levels are commonly used in clinical practice to assess response in ovarian cancer patients.

Response rates as measured by RECIST were performed on patients with measurable disease (n = 68 (of 108)). The proportion responding on the test arm was 17% whereas the proportion responding on the control arm was 20%.

An analysis of progression free survival ("PFS") stratified by measurable disease and platinum-free interval (test arm: n = 54, 43 events (progressions), and control arm: n = 54, 48 events) was performed and demonstrated a median PFS of 4.4 months for the test arm, and 4.3 months for the control arm.

An interim analysis of overall survival ("OS") (test arm: n = 54, 32 events (deaths), and control arm: n = 54, 32 events) was performed and demonstrated a median OS of 12.9 months for the test arm, and 15.0 months for the control arm. The OS was an interim analysis, as 44 (41%) patients out of a total of 108 patients were alive at the time of analysis. Given the number of patients still alive on the test and control arms with current survival less than the median, final median OS results are expected to change.

This study is a randomized Phase 2 clinical trial of paclitaxel versus paclitaxel plus REOLYSIN® in patients with persistent or recurrent, ovarian, fallopian tube or primary peritoneal cancer. Patients received paclitaxel on days 1, 8 and 15 of each 28-day treatment cycle, with either REOLYSIN® (test arm) or placebo (control arm) administered on days 1 through 5. One hundred and eight patients were randomized (1:1, 54 patients in the control arm, 54 patients in the test arm). The NCI study did not stratify on entry according to PD-L1 levels or infiltrating CD8+ T lymphocyte levels, nor were either of those levels measured post-treatment. However, pre-treatment tumour biopsies were taken from the majority of patients. The primary objectives are PFS and toxicity. The secondary objectives are median overall OS by treatment group, median PFS by treatment group, and tumour response as measured by RECIST criteria and CA-125 antigen levels.

Manufacturing and Process Development

During the first quarter of 2016, we filled and labeled sufficient product from our existing supply of REOLYSIN® in order to supply our clinical trial program. As well, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN® is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the FDA, for product approval.

Intellectual Property

At the end of the first quarter of 2016, we had been issued over 410 patents including 60 U.S. and 20 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.
Financing Activity

On February 26, 2016, we entered into an "at-the-market" equity distribution agreement with Canaccord Genuity Inc. acting as sole agent in Canada (our "Canadian ATM"). Under the terms of the distribution agreement, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to $4.6 million through Canaccord Genuity Inc. Sales of common shares, if any, pursuant to the Canadian ATM, will be made in transactions that are deemed to be "at-the-market distributions", through the facilities of the Toronto Stock Exchange or other "marketplace" (as defined in National Instrument 21-101 Marketplace Operation) in Canada. We will determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During the first quarter of 2016, we sold 545,500 commons shares for gross proceeds of $274,805. We incurred share issue costs which included costs to establish our Canadian ATM facility of $375,349.

Financial Impact

We estimated at the beginning of 2016 that our cash requirements to fund our operations would be approximately $19.0 million. Our cash usage for the first quarter of 2016 was $3,023,243 from operating activities and nothing for the acquisition of property and equipment. Our net loss for the period was $4,016,775.

Cash Resources

We exited the first quarter of 2016 with cash and short-term investments totaling $22,322,208 (see “Liquidity and Capital Resources”).

REOLYSIN Development For 2016

Our planned development activity for REOLYSIN® in 2016 is made up of clinical, manufacturing, and intellectual property programs. Our 2016 clinical program includes the continuation of patient enrollment in our Registration and Checkpoint Inhibitor Programs and the anticipated release of clinical data. We also expect to use our clinical data to assist in the implementation of our overall Clinical Program.

Our 2016 manufacturing program includes continued production of 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN® to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2016. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2016 will be approximately $19 million, but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Recent Development - Subsequent to the First Quarter of 2016
On April 14, 2016, we announced updated results for our randomized Phase 2 clinical trial of our lead product, REOLYSIN®, in combination with carboplatin and paclitaxel in patients with pancreatic cancer (NCI-8601). The study is being sponsored by the NCI. The update was based on data collected up to January 19, 2016 from the NCI.

Update Highlights
Overall survival ("OS") of control, test, crossover, and combined test and crossover arm:

Arm	Median OS (months)	1-year OS (%)	2-year OS (%)	3-year OS (%)
Control (n = 20)	6.57	25.0	0	0
Test (n = 36)	7.33	29.6	17.7	8.87
Crossover (n = 16)	10.97	25.0	12.5	6.25
Combined test and crossover (n = 52)	8.73	28.1	16.0	8.02
Source: NCI Clinical Trial Summary: Response Information Report
We performed an intent-to-treat analysis of overall survival on patients with confirmed treatment regimes, as assessed by the percentage of patients surviving for two years. The analysis showed a statistically significantly higher percentage of patients surviving two years in the test arm versus the control arm (p = 0.001), the crossover arm versus the control arm (p = 0.03) and the test plus crossover arms versus the control arm (p = 0.0004). At the time of the data cut off (January 19, 2016), there were five survivors on study in the test arm, and one survivor on study in the crossover arm. As a result, the two- and three-year survival for the arms may continue to evolve.
Study Design Summary
The study was an open-label, multi-institution, two-arm Phase 2 randomized study of patients with metastatic pancreatic cancer. Patients were randomized to receive either carboplatin, paclitaxel and REOLYSIN® (test arm) or carboplatin and paclitaxel alone (control arm). Patients in both arms received treatment every three weeks (21-day cycles) and standard intravenous doses of paclitaxel and carboplatin on day one only. In the test arm, patients also received intravenous REOLYSIN® at a dose of 3x1010 TCID50 on days one through five. Tumor response was assessed by computed tomography (CT) scan and conducted every eight weeks. Patients who progressed on carboplatin and paclitaxel (control arm) had REOLYSIN® added (crossover arm). If patients experienced significant toxicity related to carboplatin and/or paclitaxel, they could continue with single agent REOLYSIN®.
The primary endpoint of the trial is to assess improvement in progression free survival with REOLYSIN®, carboplatin and paclitaxel relative to carboplatin and paclitaxel alone in patients with metastatic pancreatic cancer. Secondary endpoints include safety, overall response rate, overall survival, immune factors and to prospectively establish and validate the relationship between Ras mutations in tumor samples and response to REOLYSIN®. For this analysis, the control arm is patients receiving carboplatin and paclitaxel alone, the test arm is patients receiving carboplatin, paclitaxel, and REOLYSIN®, and the crossover arm is patients initially treated with carboplatin and paclitaxel alone, who progressed and subsequently had REOLYSIN® added to their treatment regime.
Results of Operations

Net loss for the three month period ending March 31, 2016 was $4,016,775 compared to $3,551,838 for the three month period ending March 31, 2015.

Research and Development Expenses (“R&D”)

	2016 $	2015 $
Clinical trial expenses	495,262	539,167
Manufacturing and related process development expenses	533,519	588,591
Intellectual property expenditures	396,364	370,851
Research collaboration expenses	54,119	192,915
Other R&D expenses	805,945	957,267
Share based payments	59,603	75,970
R&D expenses before foreign exchange loss (gain)	2,344,812	2,724,761
Foreign exchange loss (gain)	381,317	(299,222)
Research and development expenses	2,726,129	2,425,539

Clinical Trial Program

	2016 $	2015 $
Direct patient expenses	495,262	539,167
Clinical trial expenses	495,262	539,167

Our clinical trial expenses for the first quarter of 2016 were $495,262 compared to $539,167 for the first quarter of 2015. During the first quarter of 2016, our clinical activities mainly related to the patient enrollment in our checkpoint inhibitor pancreatic cancer study investigating pembrolizumab (KEYTRUDA®) in combination with REOLYSIN® along with costs associated with the completion of enrollment in our Randomized Program while implementing our Registration Program. During the first quarter of 2015, our clinical trial program activities were focused on completing enrollment in our Randomized Program and closing out fully enrolled clinical trials.

We still expect our clinical trial expenses to increase in 2016 compared to 2015. In 2016, we expect to commence enrollment in our Registration Program which will include a mix of Company and Third Party sponsored clinical trials. As well, we expect to expand our Checkpoint Inhibitor Program and we believe, in order to ensure timely completion of this program, we will need to directly sponsor certain clinical trials including our pancreatic cancer trial in combination with pembrolizumab (KEYTRUDA®). We also expect to incur regulatory consulting activities and associated costs in order to support our decisions pertaining to our Clinical Programs.

Manufacturing & Related Process Development (“M&P”)

	2016 $	2015 $
Product manufacturing expenses	355,035	397,080
Process development expenses	178,484	191,511
Manufacturing and related process development expenses	533,519	588,591

Our M&P expenses for the first quarter of 2016 were $533,519 compared to $588,591 for the first quarter of 2015. During the first quarters of 2016 and 2015, our product manufacturing costs mainly related to the fill and labeling of product to be used in our clinical trial program along with related shipping and storage activities.

Our process development expenses for the first quarter of 2016 were $178,484 compared to $191,511 for the first quarter of 2015. During the first quarters of 2016 and 2015, our process development activities focused on our validation master plan. These activities included optimization, validation and stability studies.

We still expect our M&P expenses for 2016 to increase compared to 2015. In 2016, we expect to fill, label and store sufficient product in preparation for a registration study. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

	2016 $	2015 $
Intellectual property expenses	396,364	370,851

Our intellectual property expenses for the first quarter of 2016 were $396,364 compared to $370,851 for the first quarter of 2015. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the first quarter of 2016, we had been issued over 410 patents including 60 U.S. and 20 Canadian patents, as well as issuances in other jurisdictions. We still expect that our intellectual property expenses will remain consistent in 2016 compared to 2015.

Research Collaborations

	2016 $	2015 $
Research collaborations	54,119	192,915

Our research collaboration expenses for the first quarter of 2016 were $54,119 compared to $192,915 for the first quarter of 2015. Our research collaborations during the first quarters of 2016 and 2015 included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We still expect that our research collaborations in 2016 will remain consistent with 2015. We expect to complete our ongoing collaborative program carried over from 2015 and will continue to be selective in the types of new collaborations we enter into in 2016.

Other Research and Development Expenses

	2016 $	2015 $
R&D consulting fees	61,962	52,115
R&D salaries and benefits	699,089	775,240
Other R&D expenses	44,894	129,912
Other research and development expenses	805,945	957,267

Our Other Research and Development expenses for the first quarter of 2016 were $805,945 compared to $957,267 for the first quarter of 2015. During the first quarter of 2016, our R&D salaries and benefits expenses declined compared to the first quarter of 2015 as a result of a drop in head count during the second half of 2015. As well, our Other R&D expenses decreased during the first quarter of 2016 as a result of a reduction in our R&D support costs that related to our orphan drug applications filed in the first quarter of 2015.

We still expect that our Other R&D expenses in 2016 will remain consistent compared to 2015.

Operating Expenses

	2016 $	2015 $
Public company related expenses	827,507	654,537
Office expenses	464,926	444,067
Amortization of property and equipment	45,942	45,130
Share based payments	22,037	39,000
Operating expenses	1,360,412	1,182,734

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. During the first quarter of 2016, our public company related expenses were $827,507 compared to $654,537 for the first quarter of 2015. During the first quarter of 2016, our investor relations activities increased compared to the first quarter of 2015.

Office expenses include compensation costs (excluding share based payments), office rent, travel, and other office related costs. During the first quarter of 2016, we incurred office expenses of $464,926 compared to $444,067 during the first quarter of 2015.
During the first quarters of 2016 and 2015, the activities associated with our office expenses remained relatively consistent.

During the first quarter of 2016, our non-cash share based payment expenses were $22,037 compared to $39,000 for the first quarter of 2015. In the first quarters of 2016 and 2015, we incurred stock based compensation associated with the granting of restricted share units to independent board members and the vesting of previously granted stock options.

We still expect our operating expenses in 2016 to remain consistent with 2015.

Commitments

As at March 31, 2016, we are committed to payments totaling approximately $2,568,000 during the remainder of 2016 for activities related to clinical trial activity, manufacturing and collaborations. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

	2016	2015				2014
	March	Dec.	Sept	June	March	Dec.	Sept	June
Revenue	—	—	—	—	—	—	—	—
Net loss(2)	4,017	3,497	2,824	3,850	3,552	3,779	4,637	4,718
Basic and diluted loss per common share(2)	$0.03	$0.03	$0.02	$0.03	$0.04	$0.04	$0.05	$0.05
Total assets(3)	23,023	27,384	31,001	33,190	31,445	17,193	18,079	20,047
Total cash(1), (3)	22,322	26,077	30,023	32,079	30,639	16,185	17,045	18,912
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)	Included in net loss and loss per common share between March 2016 and April 2014 are quarterly stock based compensation expenses
(recovery) of $81,640, $248,101, $10,791, $55,675, $114,970, $109,902, $199,821, and $366,005, respectively.

(3)
We issued 545,500 common shares from our Canadian ATM for cash proceeds of $274,805 and incurred share issue costs to establish our Canadian ATM of $375,349 in 2016 (2015 - 24,639,128 common shares for net cash proceeds of $23.7 million; 2014 - 8,708,676 common shares for net cash proceeds of $9.0 million).

(4)	We have not declared or paid any dividends since incorporation.
Liquidity and Capital Resources
2016 Financing Activities

During the period between February 26 and March 31, 2016, we sold 545,500 commons shares for gross proceeds of $274,805. We incurred share issue costs which included costs to establish our Canadian ATM facility of $375,349.

2015 Financing Activities

US Share Purchase Agreement
During the first quarter of 2015, we issued 2,885,081 common shares under our 2014 share purchase agreement with Lincoln Park Capital, LLC for net cash proceeds of US$1,557,720.

"At the Market" Equity Distribution Agreement
During the first quarter of 2015, we issued 13,310,798 common shares under our "At the Market" equity distribution agreement with Canaccord Genuity Inc. for net cash proceeds of US$11,620,723.

Liquidity

As at March 31, 2016, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	March 31, 2016 $	December 31, 2015 $
Cash and cash equivalents	20,233,408	24,016,275
Short-term investments	2,088,800	2,060,977
Shareholders’ equity	20,468,568	24,674,306

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations mainly through the issue of additional capital via public and private offerings and through the exercise of warrants and stock options. During the first quarter of 2016, we were able to raise funds through our Canadian ATM (our "Financing Arrangement").

We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements. In an effort to be able to evaluate all types of financing arrangements, we maintain a current short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). We renewed our Base Shelf on February 16, 2016 which allows to sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement. Our Base Shelf expires on March 16, 2018.

Maintaining our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. By utilizing our Base Shelf, we were able to enter into our Financing Arrangement.

Our Financing Arrangement provides us with access, subject to the respective terms and conditions, $4.6 million of which we have raised approximately $275,000. We expect to continue to access our Financing Arrangement to help support our current clinical trial, manufacturing, intellectual property and collaboration programs. We anticipate that the expected cash usage from our operations in 2016 will be approximately $19 million. Despite the anticipated change in our cash requirements compared to 2015, we continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources and access to additional cash resources through our Financing Arrangement to fund our presently planned operations into 2017. Factors that will affect our anticipated cash usage in 2016 and 2017, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2016.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guaranteed investment certificates. As of March 31, 2016, we had $2.1 million invested under this policy, currently earning interest at an effective rate of 1.41%.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at March 31, 2016, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2016 by approximately $66,084.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2016 by approximately $2,334. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net loss in 2016 by approximately $3,477.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at March 31, 2016 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	7,674,998	37,516	34,988
Accounts payable	(197,073)	(2,656)	(91)
	7,477,925	34,860	34,897

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 8 of our interim financial statements.  Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 119,562,622 common shares outstanding at May 5, 2016. If all of our options and restricted share units (8,842,487) were exercised we would have 128,405,109 common shares outstanding.

Our 2015 Annual Information Form on Form 20-F is available on www.sedar.com.
Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended March 31, 2016 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.